Exhibit 99.1

IAMGOLD definitive agreement with Government of Suriname approved by National Assembly

TSX: IMG    NYSE: IAG

TORONTO, April 15, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") announced on November 26, 2012 that it had reached a definitive agreement (the "Agreement") with the Government of the Republic of Suriname (the "Government") addressing future resource development and related power costs. On April 13, 2013, the Agreement was approved by the legislative authority of Suriname, the National Assembly.  The Agreement will, once executed, amend the existing Mineral Agreement regarding the Company's Rosebel mine in Suriname.

IAMGOLD President and CEO, Steve Letwin, said, "The approval of this Agreement by Suriname's National Assembly validates the work over the last year and half by the Government and IAMGOLD to ensure a longer and stronger future for the Rosebel mine for the mutual benefit of the people of Suriname and the shareholders of the Company.  Access to new concessions creates ample opportunity to add to the life of the Rosebel Gold Mine and to find softer ore which can be processed at lower cost.   The lower rate for power brings more gold mineral resources into economic viability for the mutual benefit of our shareholders and the people of Suriname.   The Agreement reflects a true spirit of partnership between the Government and the Company."

With this Agreement, IAMGOLD will maintain all of its existing entitlements in the Rosebel operations and in the Gross Rosebel exploitation concession and will extend the term of its existing Mineral Agreement by 15 years to 2042. The Agreement will further establish a new joint venture growth vehicle (the "JV") under which Rosebel would hold a 70% participating interest and the Government will acquire a 30% participating interest on a fully-paid basis.

The Agreement will provide up to 300 x 106 kWh per year of additional power at a cost of 11 cents per kilowatt hour, which will apply to any production from the joint venture area.  The JV area has been defined as a circular area extending 45 kilometres from the Rosebel mill, but excluding the Gross Rosebel concession, for a net JV area of approximately 6,190 km2.  The JV will be entitled to convert an additional 20,000 hectares or 200 km2 to new rights of exploitation within the joint venture area, on a simplified and expedited basis, for processing at Rosebel.   Under the terms of the Agreement all future production from the joint venture area will be allocated to the JV on a 100% basis.

The JV will also allow both Rosebel and the Government to share on the same basis as above in any further significant expansion at Rosebel.  Rosebel, which is also evaluating the expansion of its gold plant throughput capacity from 12 million to 14 million milled tonnes per annum, is planning to undertake a feasibility study on the potential for a further significant expansion which, if approved, the Government will have the right to acquire an interest through the JV at fair market value.  Rosebel will be entitled to proceed with the expansion on its own if the Government does not participate through the JV, and in either case will have access to the lower cost power rate for the expansion.

The Government recognizes the importance of lower cost power to Rosebel for its existing base capacity in light of the transition to hard rock material.  With negotiations of the definitive agreement concluded, discussions with the Government on lower power costs for that base capacity will be pursued as a priority in 2013.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities.  IAMGOLD's growth plans are strategically focused on certain regions in Canada and select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952  Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 06:00e 15-APR-13